UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 0-10436.

A.	Full title of the plan and the address of plan, if different from that of the issuer named below

Chemtec Energy Services 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

L.B. FOSTER COMPANY

415 Holiday Drive

Pittsburgh, PA 15222

Chemtec Energy Services

401(k) Plan

Financial Statements

and Supplemental Schedule

December 31, 2015 and 2014 and the

Year Ended December 31, 2015

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Chemtec Energy Services 401(k) Plan (the “Plan”). The Plan is a pension plan with fewer than 100 participants at the beginning of the plan year and meets the conditions for an audit waiver under the Department of Labor’s Regulation 29 CFR 2520.104-46.

Chemtec Energy Services

401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments, at fair value	$482,465	$470,842

Net assets available for benefits	$482,465	$470,842

See accompanying notes.

Chemtec Energy Services

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions
Investment income:
Net realized/unrealized depreciation in investment fair value	$(18,724)

Total investment income	(18,724)
Interest income from notes receivable from participants	10
Contributions:
Employee	43,947

Total contributions	43,947

Total additions	25,233

Deductions
Deductions from net assets attributable to:
Benefit payments	10,566
Administrative expenses	3,044

Total deductions	13,610

Increase in net assets available for benefits	11,623
Net assets available for benefits, beginning of year	470,842

Net assets available for benefits, end of year	$482,465

See accompanying notes.

Chemtec Energy Services

401(K) Plan

Notes to Financial Statements

December 31, 2015 and 2014

1. Description of Plan

The following brief description of the Chemtec Energy Services 401(k) Plan (the “Plan”) is provided for general information purposes. Participants should refer to the summary plan description for more complete information. The plan document is the governing instrument and should be referred to for a full description of the Plan and its provisions.

General

The Plan is a defined contribution plan extended to all eligible employees of Chemtec Energy Services, L.L.C., which was formerly known as Chemtec Energy Services, L.L.P. until its conversion on November 15, 2013, (the “Company”) who have attained age 18, and who have achieved both 90 consecutive days of employment and 1,000 hours of service in the Plan year. The Company collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

Contributions and Forfeitures

Contributions under the Plan are made by both the participants and the Company. Participants may contribute up to 90% of their annual pretax compensation subject to Internal Revenue Code limitations. However, there is no limit on aggregate pretax and after-tax contributions. Participant contributions and employer matching contributions are invested in accordance with participant elections.

The Company may make a discretionary profit-sharing contribution of an amount out of, but not in excess of, the Company’s current or accumulated profits.

The Company’s matching contributions may be reduced by forfeitures that accumulate from terminations of participants with non-vested employer matching contributions. During 2015, there were no forfeitures utilized to reduce Company contributions. At December 31, 2015 and 2014, there were no forfeitures available to reduce future Company contributions.

Participant Accounts

Each participant account is credited with the participant’s pretax and voluntary contributions, the participant’s allocable share of Company contributions, and related earnings of the funds. Participant accounts may be invested at the direction of the participant.

1. Description of Plan (continued)

Vesting

A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions and (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage, (c) plus related earnings (losses). Participants are 100% vested in Company contributions after six years of eligible service.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in his or her participant account.

Benefit Payments

Normal retirement age is the later of 65 or the fifth anniversary of the participant’s participation in the Plan. The Plan also allows for age 59 1⁄2 in-service withdrawals of all or any portion of the participant’s vested pretax contributed account balance.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of cash. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.

In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw their vested interest in the portion of their account attributable to matching, fixed and discretionary contributions, and related earnings.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the Plan provisions.

1. Description of Plan (continued)

Plan Amendment

Effective January 1, 2016, the Plan was amended to, among other items, replace the Company as plan administrator and name The L.B. Foster Management Investment Committee, as appointed by the Board of Directors of L.B. Foster Company, as plan administrator (the “Amendment”). The Amendment also replaced Milton Page, President of the Company, as trustee with Fidelity Management Trust Company and investments having a fair value of $482,465 were transferred to Fidelity Investments. The Amendment lowered to 75% the amount of annual pretax compensation participants may contribute, created an automatic enrollment feature, and participants are 100% vested in Company contributions after two years of service.

In addition to other changes, the Amendment also permits participants to elect L.B. Foster Company common stock as an investment option under the Plan. While no investments in common stock were made during 2015, amendment Registration Statement on Form S-8 for L.B. Foster Company was filed for the Plan on December 31, 2015 permitting the Plan to issue common stock of L.B. Foster Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are maintained under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Market values for investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Interest income is accrued as earned. Plan assets are concentrated in mutual funds consisting primarily of stocks and bonds. Realization of the Plan’s net assets available for benefits is dependent on the results of these markets.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and is reported within interest on the statement of changes in net assets available for benefits. No allowance for credit losses has been recorded as of December 31, 2014. There were no notes receivable from participants at December 31, 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefits are recorded upon distribution.

Administrative Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

2. Summary of Significant Accounting Policies (continued)

Plan Adoption of New Accounting Standards

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted. Management has elected to adopt Topic 962, Parts I and II as of and for the year ending December 31, 2015. Accordingly, the amendments were retrospectively applied resulting in removal of certain investment disclosures as allowed by ASU 2015-12, Part II. Adoption of the new standards had no impact on the net assets available for benefits as of December 31, 2015 or 2014. Topics 960 and 965, as well as Part III, are not applicable to the Plan.

Subsequent Events

At the date the financial statements were available to be issued, the Plan’s management concluded that there were no subsequent events requiring adjustments to the financial statements or disclosures as stated herein.

3. Income Tax Status

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (“IRS”) dated May 26, 2009 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (“the Code”) and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

•	Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

•	Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

There have been no changes in the methodologies used at December 31, 2015 and 2014, nor have there been any transfers between levels during the years presented. The following is a description of the investments and valuation methodologies used for assets measured at fair value:

Mutual funds

Various mutual funds are offered to the Plan participants. Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.

Investments included in the statements of net assets available for benefits include mutual funds totaling $482,465 and $470,842 which are stated at fair value as of December 31, 2015 and 2014, respectively. These investments are valued based upon daily unadjusted quoted prices and, therefore, are considered Level 1.

5. Transactions with Parties-in-Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company and may qualify as party-in-interest transactions under ERISA. The Company is the plan sponsor, and therefore, transactions with the Company may qualify as exempt party-in-interest. Notes receivable from participants also qualify as exempt party-in-interest transactions.

Supplemental Schedule

Chemtec Energy Services

401(k) Plan

EIN #65-0936560             Plan #001

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2015

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value
John Hancock*:
John Hancock Thru 2030 Active Strategy	Target Date Fund	8,406	88,259
John Hancock Thru 2035 Active Strategy	Target Date Fund	2,928	31,617
John Hancock Thru 2040 Active Strategy	Target Date Fund	3,421	36,706
John Hancock Thru 2045 Active Strategy	Target Date Fund	5,166	54,914
John Hancock Thru 2050 Active Strategy	Target Date Fund	371	4,076
John Hancock LS Bal Active Strategy	Asset Allocation Fund	5,579	79,440
John Hancock LS Grow Active Strategy	Asset Allocation Fund	3,282	48,632
Core Bond Fund	Fixed Income Fund	166	2,565
John Hancock Total Return	Fixed Income Fund	127	1,698
Oppenheimer International Bond	Fixed Income Fund	557	3,076
Income Fund of America	Balanced Fund	401	8,115
Mutual Global Discovery	Equity Fund	33	958
Investment Company of America	Equity Fund	104	3,480
500 Index Fund	Equity Fund	774	13,632
Utilities Fund	Equity Fund	844	10,169
Fundamental Investors	Equity Fund	107	5,407
The Growth Fund of America	Equity Fund	94	3,895
Capital World Growth and Income	Equity Fund	175	7,592
Ivy Asset Strategy Fund	Equity Fund	135	2,953
New World Fund	Equity Fund	42	2,093
Oppenheimer International Growth	Equity Fund	97	3,489
EuroPacific Growth Fund	Equity Fund	43	1,955
Templeton World	Equity Fund	234	3,515
Oppenheimer Global	Equity Fund	111	8,317
Science and Technology Fund	Equity Fund	239	5,679
Oppenheimer Developing Market	Equity Fund	989	29,667
T. Rowe Price Sci & Tech	Equity Fund	57	1,943
Vanguard Energy	Equity Fund	10	400
DFA Emerging Markets Fund	Equity Fund	672	13,712
Natural Resources Fund	Equity Fund	488	4,511

			482,465

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chemtec Energy Services 401(k) Plan
(Name of Plan)

Date: June 29, 2017	/s/ Brian H. Kelly
Brian H. Kelly
Vice President, Human Resources and Administration